UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission file number 001-34886

Elster Group SE
(Translation of Registrant’s Name into English)

Frankenstrasse 362
45133 Essen
Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐.

This Report on Form 6-K contains a press release of Elster Group SE dated November 3, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Christoph Schmidt-Wolf
Name:	Christoph Schmidt-Wolf
Title:	Managing Director and Chief Financial Officer

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and Chief Legal Officer

Date: November 3, 2011

Press release

Elster Reports 2011

Third Quarter and Nine Month Results

—8.8 percent increase in revenues year-to-date—

—Contracted future revenues up 36.6 percent year-over-year—

—Geographic diversity and strong gas segment performance drive results—

ESSEN, Germany, November 3, 2011 – Elster Group SE (NYSE: ELT) today announced results for the third quarter and first nine months ended September 30, 2011. Third quarter 2011 highlights include:

•	Third quarter revenues of $464.4 million, up 2.9 percent year-over-year (down 2.6 percent on a constant currency basis1)

•	Third quarter adjusted EBITDA[2] of $67.6 million, adjusted EBITDA margin[2] of 14.6 percent

•	Third quarter GAAP earnings per ADS from continuing operations of $0.21[3]

•	Contracted future revenues[4] of nearly $1.1 billion at September 30, 2011

•	North American market environment impacts water and electricity revenue, margins

“The strength of Elster’s gas business and our geographic diversity have driven our steady performance in the face of the challenging macro environment, especially in North America,” said Simon Beresford-Wylie, chief executive officer of Elster.

“I am very encouraged by our strong forward order book and the momentum coming from Europe and Latin America for their near and mid-term Smart Grid deployments. I am also especially pleased by the very strong results turned in by our gas business,” Beresford-Wylie added.

Third quarter 2011

Elster’s third quarter 2011 (3Q 2011) revenues were $464.4 million, up $13.1 million, or 2.9 percent, over the third quarter 2010 (3Q 2010), and down 2.6 percent on a constant currency basis. Strong gas segment growth outweighed weaker performances in the electricity and water segments, especially in North America.

Elster recorded adjusted EBITDA of $67.6 million in 3Q 2011, down 10.7 percent compared to 3Q 2010. 3Q 2011 GAAP net income from continuing operations attributable to Elster Group SE was $23.3 million, or $0.21 per ADS. Non-GAAP net income from continuing operations5, which excludes the amortization of purchase price allocation after income taxes, was $30.5 million in 3Q 2011. This compares with $43.3 million in 3Q 2010.

3Q 2011 gross margin was 31.5 percent compared to 31.2 percent in 3Q 2010. Solid gross margin performance in the gas segment offset weaker results in the water segment and in North America.

Total operating expenses increased by $19.0 million, or 23.2 percent to $100.9 million in 3Q 2011, up from $81.9 million in 3Q 2010. 3Q 2010 operating expenses included $15.0 million of non-cash gains related to the valuation of the Management Equity Program terminated after Elster’s initial public offering (IPO) and expenses related to the IPO. On an operational basis, continued investments in sales and marketing for our Smart Offerings6 and increased research and development investments accounted for the majority of the increase in operating expenses.

First nine months 2011

In the first nine months of 2011, Elster’s revenues were $1,395.0 million, up $112.4 million, or 8.8 percent over the first nine months of 2010, and up 3.7 percent on a constant currency basis.

Elster recorded adjusted EBITDA of $199.7 million in the first nine months of 2011, a 3.3 percent decrease from $206.6 million in the first nine months of 2010. In the first nine months of 2011 GAAP net income from continuing operations attributable to Elster Group SE was $61.6 million, or $0.55 per ADS. Non-GAAP net income from continuing operations, which excludes the amortization of purchase price allocation after income taxes and the loss of extinguishment of debt after income taxes, was $91.1 million in the first nine months of 2011, up 28.1 percent from $71.1 million in the first nine months of 2010.

Gross margin for the first nine months of 2011 was 32.3 percent compared to 31.0 percent in the first nine months of 2010. Product and geographic sales mix drove the year-over-year increase in gross margin. Gross margin in the first nine months of 2010 was impacted negatively by an inventory write-down related to the termination of business with a distributor in the electricity segment.

Total operating expenses increased by $44.3 million, or 16.1 percent to $318.7 million in the first nine months of 2011, up from $274.4 million in the first nine months of 2010. Investments in sales and marketing and research and development, particularly for Elster’s Smart Offerings, accounted for the majority of the increase in expenses. The increase in general and administrative expenses were a result, primarily, of the now fully established corporate structure as a public company, which Elster became in the fourth quarter of 2010.

In April 2011, Elster entered into a euro 590 million multicurrency revolving credit and bank guarantee facilities agreement, and successfully placed euro 250 million Senior Notes. The refinancing resulted in a one-time, non-cash, after-tax charge of $10.3 million or $0.09 per ADS in 2Q 2011 to write off the unamortized debt issuance cost associated with the old credit facility.

Elster Segment Results

Gas

Gas revenues in 3Q 2011 of $276.4 million reflect a 16.7 percent increase versus 3Q 2010, and segment profit7 of $64.1 million grew 8.3 percent compared to 3Q 2010. 3Q 2011 segment profit margin8 decreased to 23.2 percent from 25.0 percent in 3Q 2010.

Gas segment revenue and profitability in 3Q 2011 were driven by broad geographic and product strength. Revenue grew in all major geographies, with particular strength across Europe. A strong contribution from the utilization product portfolio drove continued gas segment profitability. Investment in research and development increased broadly in line with revenue growth year-over-year in the third quarter.

Gas revenues in the first nine months of 2011 of $807.2 million reflect an 18.9 percent year-over-year increase versus the first nine months of 2010, and segment profit of $193.3 million grew 17.3 percent compared to the first nine months of 2010. In the first nine months of 2011 segment profit margin decreased to 23.9 percent from 24.3 percent in the first nine months of 2010.

Metering strength and high demand in key markets drove gas segment revenue and profitability in the first nine months of 2011. Revenues were significantly higher in most major markets, highlighted by particular strength in Western Europe. The gas utilization product portfolio continued its strong performance, which contributed to the results. Improved segment profit was driven by favorable product mix, despite increased research and development investments.

Electricity

3Q 2011 electricity revenues were $105.1 million, a decrease of 10.7 percent versus 3Q 2010. Segment profit of $8.3 million declined 50.9 percent compared to 3Q 2010. 3Q 2011 segment profit margin declined to 7.9 percent from 14.4 percent last year.

3Q 2011 electricity segment revenues reflect continued weakness in North America and the Middle East. The decrease was partly offset by solid results in Latin America and Europe. Mainly, lower sales and, to a lesser extent, continuing new product investments, impacted segment profitability in 3Q 2011.

Electricity revenues in the first nine months of 2011 of $321.8 million reflect a 0.7 percent year-over-year decrease versus the first nine months of 2010. Segment profit of $24.5 million declined 32.9 percent compared to the first nine months of 2010, and segment profit margin in the first nine months of 2011 declined to 7.6 percent from 11.3 percent in the first nine months of 2010.

Electricity segment revenues in the first nine months of 2011 were particularly impacted by weakness in North America and, to a lesser extent, the Middle East. Strong growth in markets across Europe and Latin America positively impacted revenues. Electricity segment profitability was impacted primarily by the continued investment in the Smart Offerings focused sales force and by continued investment in new products, particularly in Europe and North America.

Water

Water revenues in 3Q 2011 of $91.2 million reflect a 10.2 percent decrease versus 3Q 2010, and water segment profit of $3.5 million declined 62.0 percent compared to 3Q 2010. Water segment profit margin declined to 3.8 percent from 9.1 percent last year.

Ongoing weakness in North America, along with lower sales in the Middle East and North Africa were the main drivers behind the sales decline. This development was partly offset by strong results in Western Europe and Oceania in 3Q 2011. Water segment profitability in 3Q 2011 was impacted primarily by lower sales in North America and the Middle East and North Africa, which lowered operating leverage. Margins also were impacted by less favorable geographic and product mix, raw material price increases and strong competitive pricing in several markets.

Water revenues in the first nine months of 2011 of $290.0 million reflect a 1.9 percent decrease versus the first nine months of 2010, and water segment profit of $15.6 million declined 45.1 percent compared to the first nine months of 2010. Water segment profit margin declined to 5.4 percent from 9.6 percent in the first nine months of 2010.

The first nine months of 2011 water segment revenues were affected by lower revenues in selected Middle East and North African markets and continued weakness in North America, while revenues grew in Western Europe and Oceania. Product and geographic mix as well as increased raw material prices impacted the first nine months of 2011 water segment profitability, as Elster also continued to invest in the development of new products. Segment profitability in the first nine months of 2011 also was impacted by a number of charges discrete to 2Q 2011.

Outlook9:

Elster expects that full year 2011 revenues will grow five percent to nine percent in 2011 compared to 2010 and estimates its 2011 GAAP earnings per ADS from continuing operations to be in the range of $0.90 to $1.00.

[1]	Constant currency rates: Calculated by translating the results from entities that have functional currencies other than U.S. dollars into dollars using the exchange rates of the prior year.

[2]
A reconciliation of Adjusted EBITDA, a non-GAAP measure, to net income is available at the end of this press release. Adjusted EBITDA margin is consolidated adjusted EBITDA as a percentage of consolidated revenue. Commencing in the second quarter of 2011, Elster has changed the calculation for its non-GAAP measure Adjusted EBITDA, for details please see the end of this press release.

[3]
In 2007 Elster sold its furnace business and agreed to indemnify the buyer for certain contingent losses that originated prior to the sale of the business. Elster Group was notified by the buyer in the third quarter of 2011 of a contingent loss that originated prior to the sale of the business. The $0.7 million estimated liability was recorded as a loss from discontinued operations.

[4]
Elster defines contracted future revenues as total order backlog plus additional contract revenues under awarded contracts with an initial value of $500,000 or more. Additional contract revenues represent contracted deliverables for which orders have not yet been placed. Elster cannot predict how many purchase orders ultimately will be placed under these awarded contracts.

[5]
A reconciliation of non-GAAP net income from continuing operations to GAAP net income from continuing operations is available at the end of this press release. In the second quarter of 2011 Elster has changed the calculation for its non-GAAP measure non-GAAP net income from continuing operations, for details please see the end of this press release.

[6]	Elster defines Smart Offerings as automated meter reading, or AMR, advanced metering infrastructure, or AMI, and Smart Grid solutions and individual products, components and services for use therein.

[7]
Commencing in the second quarter of 2011, Elster has changed the calculation for its segment profits, for details please see Note 15 to our unaudited interim condensed consolidated financial statements included in our quarterly report for the second quarter 2011 on Form 6-K.

[8]	Segment profit margin is segment profit as a percentage of segment revenues.

[9]
The FY 2011 GAAP earnings per ADS from continuing operations expectations are based on 112,880,164 ADSs outstanding. Reported FY 2010 GAAP earnings per ADS were based on 77,182,292 weighted average ADSs outstanding. Elster’s FY 2011 GAAP earnings per ADS from continuing operations expectations are based on certain assumptions with respect to foreign currency exchange rates, particularly of the euro of 1.39 and pound sterling of 1.64 against the U.S. dollar. These targets do not include the effects from the second quarter 2011 debt refinancing.

Conference Call and Webcast

Company management will webcast a conference call at 8:00 a.m. ET on Thursday, November 3, 2011 on the company's website. To access the live webcast, please log on to the investors section of the company's website at http://investors.elster.com. Analysts and institutional investors may participate in the conference call by dialing +1-612-332-0720 and using confirmation number 220943.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through Thursday, November 17, 2011. Domestic callers can access the replay by dialing +1-800-475-6701, and international callers can access the replay by dialing +1-320-365-3844 and using confirmation number 220943.

About Elster

Elster (NYSE: ELT) is one of the world's largest electricity, gas and water measurement and control providers. Its offerings include distribution monitoring and control, advanced smart metering, demand response, networking and software solutions, and numerous related communications and services - key components for enabling consumer choice, operational efficiency and conservation. Its products and solutions are widely used by utilities in the traditional and emerging Smart Grid markets.

Elster has one of the most extensive installed revenue measurement bases in the world, with more than 200 million metering devices deployed over the course of the last 10 years. It sells its products and services in more than 130 countries across electricity, gas, water and multi-utility applications for residential, commercial and industrial, and transmission and distribution applications. For more information about Elster, please visit www.elster.com.

Contacts

Media and Investors:	Investors:
John Bluth	Ronald Botoff
+1-919-250-5425	+1-919-212-4857
john.bluth@elster.com	ron.botoff@elster.com

This press release contains forward-looking statements. Elster may also make written or oral forward-looking statements in its reports filed with or furnished to the Securities and Exchange Commission on Forms 20-F and 6-K, in its offering prospectuses, in press releases and other written materials and in oral statements made by Administrative Board members, managing directors or employees to third parties. Statements that are not historical facts, including statements about Elster’s beliefs and expectations, are forward-looking statements and include generally any information that relates to expectations for revenue or earnings per ADS or other performance measures. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “views,” “potential” and similar expressions. These statements are based on current plans, estimates, assumptions and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Elster undertakes no obligation to publicly update any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. Elster cautions you that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Elster’s control, including those described in the sections “Special Note Regarding Forward-Looking Statements” and “Risk Factors” of the Annual Report on Form 20-F dated March 10, 2011 filed with the U.S. Securities and Exchange Commission. Important factors that could cause actual results to differ materially from those in the forward-looking statements include: negative worldwide economic conditions; instability and volatility in the worldwide financial markets; growth expectations for Elster’s industry; the extent of the revenues Elster derives from sales to the utility industry; the transition to more advanced technology in the industry, including increasing competition from industries Elster previously viewed as distinct from Elster’s; Elster’s ability to develop new products and technologies and the extent of the revenues Elster derives from Smart Grid technology; possible changes in current and proposed legislation, regulations and governmental policies, including with respect to radio frequency licensing and certification requirements; the fluctuations of Elster’s operating results due to the effect of exchange rates; volatility in the prices for, and availability of, components, raw materials and energy used in Elster’s businesses including as a result of disruptions to the supply chain resulting from the earthquake and tsunami in Japan earlier in 2011 and the flooding in Thailand in fall 2011; Elster’s ability to raise capital to refinance its indebtedness; Elster’s ability to manage its outsourcing arrangements; or other factors.

Elster Group SE

Condensed Consolidated Statement of Operations

	Three Months Ended September 30,		Nine Months Ended September 30,
(unaudited, in millions, except per share data)	2011	2010	2011	2010

Revenues	$464.4	$451.3	$1,395.0	$1,282.6
Cost of revenues	-318.3	-310.6	-943.9	-885.2
Gross profit	$146.1	$140.7	$451.1	$397.4

Operating expenses
Selling expenses	-45.3	-41.4	-136.7	-122.2
General and administrative expenses	-30.7	-23.7	-104.7	-93.6
Research and development expenses	-25.1	-22.6	-78.6	-64.0
Other operating income (expenses), net	0.2	5.8	1.3	5.4
Operating income	$45.1	$58.8	$132.4	$123.1

Non-operating expenses
Interest expense, net	-11.7	-10.2	-30.7	-48.5
Loss on extinguishment of debt	0.0	0.0	-13.4	0.0
Other income, net	0.6	0.5	2.7	2.3
Total non-operating expenses	$-11.1	$-9.7	$-41.5	$-46.3

Income before income tax	$34.0	$49.1	$90.9	$76.8
Income tax expense	-8.7	-11.4	-25.6	-22.5
Net income from continuing operations	$25.4	$37.7	$65.3	$54.3
Net income (loss) from discontinued operations	$-0.7	$-	$-0.7	$2.6
Net income	$24.6	$37.7	$64.5	$56.8
Net income attributable to noncontrolling interests	2.0	2.2	3.7	3.4
Net income attributable to Elster Group SE	$22.6	$35.6	$60.8	$53.5

Weighted average shares outstanding
Basic	28,220,041	16,320,750	28,220,041	16,320,750
Diluted	28,239,804	16,320,750	28,239,070	16,320,750
Weighted average ADS outstanding
Basic	112,880,164	65,283,000	112,880,164	65,283,000
Diluted	112,959,216	65,283,000	112,956,280	65,283,000

Basic income per share
Income from continuing operations attributable to Elster Group SE	$0.83	$1.74	$2.18	$1.94
Income (loss) from discontinued operations attributable to Elster Group SE	-0.03	0.00	-0.03	0.16
Basic income per share attributable to Elster Group SE shareholders	$0.80	$1.74	$2.16	$2.10

Diluted income per share
Income from continuing operations attributable to Elster Group SE	$0.83	$1.74	$2.18	$1.94
Income (loss) from discontinued operations attributable to Elster Group SE	-0.03	0.00	-0.03	0.16
Diluted income per share attributable to Elster Group SE shareholders	$0.80	$1.74	$2.15	$2.10

Basic income per ADS
Income from continuing operations attributable to Elster Group SE	$0.21	$0.44	$0.55	$0.49
Income (loss) from discontinued operations attributable to Elster Group SE	-0.01	0.00	-0.01	0.04
Basic income per ADS attributable to Elster Group SE shareholders	$0.20	$0.44	$0.54	$0.52

Diluted income per ADS
Income from continuing operations attributable to Elster Group SE	$0.21	$0.44	$0.55	$0.49
Income (loss) from discontinued operations attributable to Elster Group SE	-0.01	0.00	-0.01	0.04
Diluted income per ADS attributable to Elster Group SE shareholders	$0.20	$0.44	$0.54	$0.52

Elster Group SE

Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2011	2010
	(unaudited)
(in millions)
Assets
Current assets
Cash and cash equivalents	$119.3	$216.3
Accounts receivable	293.7	292.4
Inventories	168.9	154.5
Other current assets	93.9	104.5
Total current assets	$675.8	$767.8

Noncurrent assets
Property, plant and equipment, net	202.0	202.9
Other intangible assets, net	189.2	216.4
Goodwill	942.6	937.0
Other noncurrent assets	59.4	40.2
Total noncurrent assets	$1,393.1	$1,396.5
Total assets	$2,068.9	$2,164.3

Liabilities and equity
Current liabilities
Pension and other long-term employee benefits, current portion	$13.6	$13.5
Payroll, bonuses and related accruals	58.0	57.8
Short-term debt and current portion of long-term debt	17.8	18.0
Accounts payable	210.9	204.3
Warranties	32.2	31.6
Deferred tax liabilities	7.2	6.7
Other current liabilities	113.0	96.4
Total current liabilities	$452.7	$428.3

Noncurrent liabilities
Pension and other long-term employee benefits, less current portion	137.2	137.5
Payroll, bonuses and related accruals	1.4	1.3
Long-term debt, less current portion	641.8	822.4
Deferred tax liabilities	65.4	60.7
Other noncurrent liabilities	60.0	57.8
Total noncurrent liabilities	$905.9	$1,079.7
Total liabilities	$1,358.6	$1,508.0

Equity
Total equity attributable to Elster Group SE	696.4	640.7
Noncontrolling interests	13.9	15.5
Total equity	$710.3	$656.2
Total liabilities and equity	$2,068.9	$2,164.3

Elster Group SE
Condensed Consolidated Statements of Cash Flows

	Nine Months Ended September 30,
(unaudited, in millions)	2011	2010

Cash flows from operating activities	$154.0	$82.3

Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	-36.4	-28.6
Proceeds from disposals of property, plant and equipment and intangible assets	3.0	9.1
Net cash flow used in investing activities	$-33.4	$-19.5

Cash flows from financing activities
Proceeds from issuance of Senior Notes	364.6	0.0
Proceeds from other bank borrowings	430.7	46.1
Payment of deferred financing cost	-20.6	0.0
Repayment of bank borrowings	-987.5	-36.3
Repayment of capital lease obligations	-0.3	-0.3
Sale of noncontrolling interest in subsidiary	0.0	2.0
Dividends to noncontrolling interests	-6.9	0.0
Net cash flow from (used in) financing activities	$-219.8	$11.6

Net increase (decrease) in cash and cash equivalents	$-99.2	$74.3
Effect of exchange rate fluctuations on cash held	2.2	2.1
Cash and cash equivalents at January 1	216.3	75.4
Cash and cash equivalents at September 30	$119.3	$151.8

Income taxes paid	24.1	13.4
Interest paid	22.0	20.9

Elster Group SE

Segment Information

	Gas		Electricity		Water
	Three Months Ended September 30,
(unaudited, in millions)	2011	2010	2011	2010	2011	2010

Total revenues	$276.4	$236.8	$105.1	$117.7	$91.2	$101.6
thereof to external customers	276.3	235.6	98.8	115.1	89.3	100.6
thereof to other segments	0.1	1.2	6.2	2.6	1.9	1.0
Segment profit	$64.1	$59.2	$8.3	$16.9	$3.5	$9.2

	Gas		Electricity		Water
	Nine Months Ended September 30,
(unaudited, in millions)	2011	2010	2011	2010	2011	2010

Total revenues	$807.2	$679.0	$321.8	$324.2	$290.0	$295.6
thereof to external customers	806.4	675.4	305.7	314.1	282.9	293.1
thereof to other segments	0.8	3.6	16.1	10.0	7.1	2.5
Segment profit	$193.3	$164.8	$24.5	$36.5	$15.6	$28.4

Elster Group SE

Reconciliations of Non-GAAP Financial Measures

In addition to figures prepared in accordance with U.S. GAAP, Elster presents non-GAAP financial measures, such as adjusted EBITDA, non-GAAP net income from continuing operations, and free cash flow, in this press release. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP. Non-GAAP financial measures are not subject to U.S. GAAP or any other generally accepted accounting principles. Other companies may define these non-GAAP financial measures in different ways. Elster has included a reconciliation of the non-GAAP measures in this document to GAAP measures below.

In the second quarter of 2011 Elster has more strictly defined the calculation for our non-GAAP measure, adjusted EBITDA. Previously, adjusted EBITDA was calculated based on a broader definition of adjusted EBITDA in our old Senior Facilities Agreement.

In connection with the refinancing that occurred in the second quarter of 2011, the old Senior Facilities Agreement was terminated. The new definition of adjusted EBITDA will now only include significant non-recurring items, including employee termination and exit costs.

The new calculation of adjusted EBITDA is based on how Elster will review business performance and determine the allocation of resources. Elster has updated all prior year periods on group level for the new calculation of adjusted EBITDA in this press release for comparability purposes.

Additionally, the loss on extinguishment of debt recorded in the second quarter of 2011 that was a result of the refinancing and extinguishment of the Senior Facilities Agreement has been adjusted from non-GAAP net income from continuing operations.

Prospectively, Elster’s three non-GAAP measures will continue to be presented in our earnings releases but will no longer be included in furnishings that include our interim financial statements or filings that include our annual financial statements due to the change in adjusted EBITDA after the refinancing.

Reconciliation of Adjusted EBITDA to Net Income

	Three Months Ended September 30,
	As reported				pro forma
(unaudited, in millions)	2011	% of revenues	2010	% of revenues	2010	% of revenues

Net income	$24.6	5.3%	$37.7	8.4%	$37.7	8.4%
Income tax expense	8.7		11.4		11.4
Interest expense, net	11.7		10.2		10.2
Depreciation and amortization	21.0		21.2		21.2
Loss (Income) from discontinued operations	0.7		0.0		0.0
Foreign currency exchange effects	0.0		-2.5		-
Management equity program	0.0		-15.0		-15.0
Expenses for preparation to become a public company	0.0		7.2		7.2
Strategy development costs	0.0		0.0		-
Employee termination and exit costs	0.8		1.6		1.6
Business process reengineering and reorganization costs	0.0		2.6		-
IT project costs	0.0		0.6		-
Effects of termination of a distributor	0.0		0.8		0.8
Adjusted EBITDA	$67.6	14.6%	$75.7	16.8%	$75.1	16.6%

	Nine Months Ended September 30,
	as reported				pro forma
(unaudited, in millions)	2011	% of revenues	2010	% of revenues	2011	% of revenues	2010	% of revenues

Net income	$64.5	4.6%	$56.8	4.4%	$64.5	4.6%	$56.8	4.4%
Income tax expense	25.6		22.5		25.6		22.5
Interest expense, net	30.7		48.5		30.7		48.5
Loss on extinguishment of debt	13.4		0.0		13.4		0.0
Depreciation and amortization	63.1		63.7		63.1		63.7
Loss (Income) from discontinued operations	0.7		-2.6		0.7		-2.6
Foreign currency exchange effects	-1.5		-1.8		-		-
Management equity program	-		-13.6		-		-13.6
Expenses for preparation to become a public company	-		13.8		-		13.8
Strategy development costs	-		0.3		-		-
Employee termination and exit costs	1.9		2.9		1.9		2.9
Business process reengineering and reorganization costs	0.8		4.6		-		-
IT project costs	0.3		1.5		-		-
Effects of termination of a distributor	0.0		9.8		-		9.8
Adjusted EBITDA	$199.7	14.3%	$206.6	16.1%	$200.1	14.3%	$201.8	15.7%

Reconciliation of Free Cash Flow to Cash Flows from Operating Activities

	Nine Months Ended September 30,
(unaudited, in millions)	2011	2010

Cash flows from operating activities	$154.0	$82.3
Purchases of property, plant and equipment and intangible assets	-36.4	-28.6
Free cash flow	$117.6	$53.7

Reconciliation of Non-GAAP Net Income from Continuing Operations to GAAP Net Income from Continuing Operations

	Three Months Ended September 30,		Nine Months Ended September 30,
(unaudited, in millions)	2011	2010	2011	2010

Net income from continuing operations	$25.4	$37.7	$65.3	$54.3
Amortization of purchase price allocation	7.7	8.1	23.1	24.8
Loss on extinguishment of debt	0.0	0.0	13.4	0.0
Less: income taxes on amortization of purchase price allocation and on loss on extinguishment of debt	2.6	2.5	10.7	8.0
Non-GAAP net income from continuing operations	$30.5	$43.3	$91.1	$71.1